EXHIBIT 99.11

Notice to ASX/LSE

Rio Tinto to start early works and final studies to increase Amrun mine’s bauxite production on Queensland’s Cape York Peninsula
22 May 2025

MELBOURNE, Australia--(BUSINESS WIRE)-- Rio Tinto will begin early works and conduct final engineering studies to increase production capacity at the Amrun bauxite mine on Cape York Peninsula in Far North Queensland, aiming for first output as early as 2029.

The project, named Kangwinan at the request of Traditional Owners, the Wik Waya people, will involve building a new mine and expanding the existing port to almost double bauxite production from Rio Tinto’s Weipa Southern operations, where Amrun is located.

Production from the Kangwinan project would replace output from the Andoom mine in Cape York and the Gove mine in the Northern Territory, which are both expected to close toward the end of the current decade.

Rio Tinto Pacific Operations Aluminium Managing Director Armando Torres said: “This feasibility study will explore a new bauxite operation at our Weipa Operations and represents a strong vote of confidence in the world-class bauxite deposits on the Western Cape York Peninsula, our bauxite operations, and the local community.

“It’s an important step toward securing the long-term future of our operations at Cape York, and the benefits that mining brings to communities in the region, while ensuring security of supply to our Australian refineries and to our customers.”

If approved, the project will establish a mining centre 15 kilometres south-east of Amrun, which was constructed at a cost of US$1.9 billion and opened in 2018. The proposed expansion would increase annual bauxite production capacity from Rio Tinto’s Weipa Southern operations, by up to 20 million tonnes, in addition to the current 23 million tonnes, and expand export capacity through the Amrun port. This would largely replace the tonnages lost when Gove and Andoom come to the end of their mine lives.

Kangwinan will generate more than 800 jobs in construction and would maintain the workforce currently employed at Weipa’s mines slated for closure.

The approved early works include building a 250-room camp at Amrun Village to house construction workers and developing an initial access road to the Kangwinan area.

A final investment decision is due in 2026, subject to cultural heritage consultation with Traditional Owners, completing engineering, cultural heritage and environment studies, as well as securing regulatory and other approvals.

Additional information

Kangwinan is a protector of all sacred, ceremonial and female protocols of the Wik Waya tribe. It is also the name of the black female crow, a totem of the Wik Waya people.

Rio Tinto operates an integrated aluminium value chain in Australia and New Zealand which starts with bauxite mined at Weipa, refined into alumina at Gladstone, Queensland then turned into aluminium at smelters in Queensland, New South Wales, Tasmania and New Zealand. Companies now owned by Rio Tinto began bauxite mining in Cape York, Queensland in 1963. The current mines supply Rio Tinto Aluminium’s Yarwun and QAL refineries and export customers in China.

View source version on businesswire.com: https://www.businesswire.com/news/home/20250521486890/en/

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This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary.

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